Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Cazoo Holdings Limited

29 March 2021

Daily Mail and General Trust plc (DMGT)

Cazoo to become listed on NYSE
through US$7.0 billion business combination with AJAX I

DMGT currently owns a c.20% stake in Cazoo, the UK’s leading online car retailer with a fast-growing presence in Europe, through its venture capital arm, dmg ventures.  DMGT notes the announcement by Cazoo of a definitive business combination agreement with AJAX I (‘AJAX’), a publicly-traded special purpose acquisition company (‘SPAC’) listed on the New York Stock Exchange (‘NYSE’).  Upon closing of the proposed transaction, the combined company will be named Cazoo and be listed on the NYSE under the new ticker symbol ‘CZOO’.

The transaction values the combined company at a pro forma enterprise value of approximately US$7.0 billion and a pro forma equity value of approximately US$8.1 billion. The transaction includes up to US$805m AJAX cash in trust, assuming no redemptions by AJAX shareholders, and an US$800m fully committed private investment in public equity (‘PIPE’) at US$10.00 per share, led by the AJAX sponsors and D1 Capital Partners, and including new and existing investors.

If the proposed transaction closes, and assuming no redemptions by AJAX shareholders, the combined value in cash proceeds and shares in the listed Cazoo, valued at the US$10.00 per share issue price, that DMGT will receive on closing is expected to be approximately US$1.35 billion. It is likely that DMGT will receive some cash proceeds on closing, but the amount will depend on a number of factors, including redemptions by AJAX shareholders, if any, as well as DMGT’s election and those of other shareholders with respect to receipt of cash consideration¹. Lock-up restrictions are expected to apply for five to six months after the transaction closes.

The transaction is expected to support Cazoo’s mission to continue to transform the car-buying experience across Europe, with the proceeds funding the further build-out of its brand and infrastructure.  Cazoo is well positioned to take advantage of the shift to online car-buying and disrupt the highly fragmented c.US$700 billion European used car market.

The transaction requires the approval of the shareholders of AJAX and Cazoo and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the third quarter of calendar year 2021.  Additional information about the proposed transaction will be provided in a Current Report on Form 8-K to be filed by AJAX with the Securities and Exchange Commission (‘SEC’) and will be available on Cazoo’s website at www.cazoo.co.uk/investors and at www.sec.gov.

Paul Zwillenberg, CEO of DMGT, said: “This is another great example of DMGT’s ability to identify and support disruptive early-stage businesses led by entrepreneurial management teams.  Our strategy gave us confidence in our portfolio and the financial flexibility to invest in Cazoo, including leading a funding round in March 2020 at a time of global uncertainty.  We are delighted by the rapid progress the business has made and the capital appreciation on our £117m investment.”

Notes

1 In a scenario where there are no redemptions by AJAX shareholders, existing Cazoo shareholders will be expected to receive, on average, approximately 9% of their consideration in gross cash at transaction completion. The actual amount of net cash received by each shareholder will mostly depend on: the level of redemptions by AJAX holders; the election made by that Cazoo shareholder as well as by other Cazoo shareholders; and the shareholder’s participation in the PIPE.  For illustrative purposes, if DMGT were to participate on a pro rata basis and there were no redemptions, DMGT would receive approximately US$90m net cash on closing and would hold a stake equivalent to approximately 16% of the common stock of the listed Cazoo, on a fully diluted basis.

Enquiries
Investors:
Tim Collier, Group CFO	+44 20 3615 2902
Adam Webster, Head of Investor Relations	+44 20 3615 2903

Media: Doug Campbell, Teneo	+44 7753 136628
Paul Durman, Teneo	+44 7793 522824

Market Abuse Regulation
The information communicated in this announcement includes inside information.

About DMGT
DMGT manages a portfolio of companies that provide businesses and consumers with compelling information, analysis, insight, events, news and entertainment.  The Group takes a long-term approach to investment and has market-leading positions in consumer media, insurance risk, property information and events & exhibitions.  In total, DMGT generates revenues of around £1.2 billion.

About Cazoo (www.cazoo.co.uk)
Cazoo’s mission is to transform the car-buying experience for consumers across Europe by providing better selection, quality, transparency, convenience and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection in as little as 72 hours.  Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

Additional information and where to find it
This communication relates to a proposed business combination among Cazoo Holdings Limited (‘Cazoo’), AJAX and Capri Listco (‘Newco’).  In connection with the proposed business combination, Newco intends to file a registration statement on Form F-4 that will include a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Newco. The proxy statement/prospectus will be sent to all AJAX shareholders and Newco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Newco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065, USA and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT, United Kingdom.

Person responsible for arranging the release of this announcement:
Fran Sallas, Company Secretary	+44 20 3615 2904